INVICTUS MD Canada’s Cannabis Company

PRESS RELEASE	November 27, 2017

Invictus MD Provides Update on ACMPR Sales License
Amendment as it Prepares for Legalization

Vancouver, BC, November 27, 2017 - INVICTUS MD STRATEGIES CORP. ("Invictus MD" or the "Company") (TSXV: IMH; OTC: IVITF; FRA: 8IS1), through its interests in two Access to Cannabis for Medical Purposes Regulations ("ACMPR") license holders, its wholly-owned subsidiary Acreage Pharms Ltd. (“Acreage Pharms”) and its one-third interest in AB Laboratories Inc. (“AB Labs”), continues to execute plans that will achieve production capacity of 6,000 kg commencing January 2018, several months before Canada expects cannabis to become recreationally legal. Total current annual production capacity at both locations is approximately 1,500 kg.

As announced on October 27, 2017, Health Canada had removed previously disclosed production capacity restrictions at both Acreage Pharms and AB Labs.

Update on Sales Approval

Both Acreage Pharms and AB Labs have submitted formal requests to Health Canada to amend its License to allow for the sale and distribution of medical cannabis. The issuance of the Amendment is subject to, among other things, a regulatory inspection of Acreage Pharms’ and AB Labs’ production facilities and cannot be guaranteed by the Company. However, the Company is confident that both facilities are compliant with all necessary requirements, that they will pass the required inspection, and that the Amendment will be issued in due course. The Pre-Sales License Inspection is the last step prior to the issuance of a Sales License under the ACMPR.

Update on Production

Acreage Pharms and AB Labs facility are currently at full production with a total combined capacity of approximately 1,500 kg annually.

connect@invictus-md.com www.invictus-md.com

INVICTUS MD Canada’s Cannabis Company

Acreage Pharms recently completed its 6th harvest, and the yield increased by 30% over the prior harvest from the same room as a result of improved plant spacing and activation of the nutrient delivery system. The facility continues to grow completely pesticide free and the purpose built facility is out performing management’s expectations for Good Production Practices and over all production values.

Update on Construction

Acreage Pharms is on schedule to complete its 32,000 square foot (phase 2) expansion by January 2018. Once completed total production capacity of Acreage Pharms is expected to reach 5,000 kg annually.

Management commentary

"I am extremely pleased that our operational activities are unfolding according to plan as well as our aggressive development strategy aimed at creating Canada’s Cannabis Company,” said Dan Kriznic, Chairman & CEO, of Invictus MD. “The issuance of the sales and distribution Amendment to Acreage Pharms and AB Labs cultivation license under the ACMPR will be a significant value catalyst for our shareholders. Additionally I can report that Invictus MD’s balance sheet remains very strong; it has minimal debt and the approximate $26 million cash in the treasury has been earmarked for expanding its canopy footprint on its 250 acres of property with a goal to produce 15,000 kg per annum, which would make Invictus MD a top producer under the ACMPR.
Our production will satisfy the significant demand in Canada for high quality, standardized, pesticide free product for the current medical cannabis market and the recreational market that will begin mid 2018.”

About Invictus MD Strategies Corp.

Invictus MD Strategies Corp. is focused on two main verticals within the Canadian cannabis sector, namely the Licensed Producers under the ACMPR, being its 100% investment in Acreage Pharms Ltd., located in West-Central Alberta, and 33.3% investment AB Laboratories Inc., located near Hamilton, Ontario. Combined the two licenses expect to have run-rate production capacity of 6,000 kg commencing January 2018. Invictus MD is currently fully funded to expand operations at its two ACMPR licensees to approximately 150,000 sq. ft., which would net approximately 20,000 kg per annum. In addition to ACMPR licenses the Company has an 82.5% investment in Future Harvest Development Ltd. a Fertilizer and Nutrients manufacturer based in Kelowna, British Columbia.

connect@invictus-md.com www.invictus-md.com

INVICTUS MD Canada’s Cannabis Company

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman & CEO

Larry Heinzlmeir
Vice President, Marketing & Communications
604-537-8676

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, including the potential production capacity of AB Labs, AB Ventures and Acreage Pharms’ production facilities, the granting of regulatory approval and anticipated timing of AB Labs reaching full production capacity, the granting of a sales license under the ACMPR to AB Labs, AB Ventures and Acreage Pharms, the success and timing of AB Labs’ release of additional lots; and the success and timing of Acreage Pharms’ expansion plans, are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or “occur”. Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including the assumptions AB Labs, AB Ventures and Acreage Pharms will receive regulatory approval to sell medical cannabis at their production facilities’ full capacity, AB Ventures will be granted a license under the ACMPR, AB Ventures is able to successfully build a production facility and Acreage Pharms is able to successfully complete its expansion plans. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, the risk that AB Labs, AB Ventures and Acreage Pharms will not receive regulatory approval to sell medical cannabis at their production facilities or reach full production capacity, AB Ventures will not be granted a license under the ACMPR, AB Ventures is not able to successfully build a production facility; and Acreage Pharms is not able to successfully complete its expansion plans. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws. We seek safe harbor.

connect@invictus-md.com www.invictus-md.com

INVICTUS MD Canada’s Cannabis Company

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

connect@invictus-md.com www.invictus-md.com